Exhibit 99.1

NR-16-09

GOLD RESERVE ANNOUNCES EXTENSION OF MEMORANDUM OF UNDERSTANDING WITH VENEZUELA

SPOKANE, WASHINGTON, May 28, 2016

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) announced today that, by mutual agreement, the Company and the Bolivarian Republic of Venezuela have extended the previously announced February 24, 2016 Memorandum of Understanding (the “MOU”) from May 27, 2016 to June 21, 2016.

The MOU contemplates settlement, including payment and resolution, of the arbitral award granted in favor of the Company by the International Centre for Settlement of Investment Disputes in respect of the Brisas Project and the payment for the transfer of the related technical mining data previously compiled by the Company. In addition, a new joint venture will be established for the development of the Brisas and the adjacent Cristinas gold-copper projects by the Company and Venezuela.

Gold Reserve’s senior executives are in Caracas and had made significant progress towards completing the agreements. However, due to their complexity and the fact that this will be the first transaction pursuant to the new Venezuelan mining initiative announced earlier this year by President Nicolas Maduro Moros, the parties were unable to complete the agreements by May 27, 2016. Gold Reserve is working with senior officials of the Venezuela government to close the transactions contemplated in the MOU by June 21, 2016.

Attorney General of Venezuela, Reinaldo Muñoz today stated, “We are working with the executives of Gold Reserve to finalize this transaction and move the project forward together.”

Doug Belanger, President of Gold Reserve stated, “We continue to advance the settlement and joint venture agreements and have made significant progress towards a successful conclusion. The importance of this project to Venezuela as well as to Gold Reserve requires that we establish a solid legal foundation to take this project to its logical conclusion. In regards to the trading in the Company’s shares on May 27, 2016 and based on the progress being made on the settlement and the joint venture agreements, we know of no reason to explain the drop in the stock price.”

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

Company Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve's and its management's intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the transactions contemplated by the MOU. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including without limitation the risk that the Company and Venezuela may not be able to reach final agreement on definitive documentation for the transactions contemplated by the MOU.

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”